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 FORM 3                                                   OMB APPROVAL
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                                                  OMB Number           3235-0104
                                                  Expires:     December 31, 2001
                                                  Estimated average burden
                                                  Hours per response ......  0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
             Paul G. Allen                    Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)           Rosetta Inpharmatics, Inc. ("RSTA")    (Month/Day/Year)
     (Last)     (First)     (Middle)          August 2, 2000             ----------------------------------
                                           ----------------------------  5. Relationship of Reporting        -----------------------
110-110th Avenue N.E., Suite 550           3. IRS or Social Security          Person to Issuer               7. Individual or Joint/
----------------------------------------      Number of Reporting           (Check all applicable)              Group Filing (Check
             (Street)                         Person (Voluntary)               Director     X    10% Owner      applicable line)
                                                                         -----            -----                     Form filed by
        Bellevue, WA 98004                 ----------------------------        Officer           Other       -----  One Reporting
--------------------------------------                                   ----- (give      -----  (specify           Person
      (City)      (State)      (Zip)                                           title below)      below)        X    Form filed by
                                                                                                             -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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*If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly                    (Over)
                                                                               (Print or Type Responses)             SEC 1473 (8-92)

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
 FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deriv-        ative
                                                                                      ative         Security:
                                                                                      Security
                                 -------------------------------------------------                  Direct
                                 Date      Expira-                       Amount or                  (D) or
                                 Exercis-  tion             Title        Number                     Indirect (I)
                                 able      Date                          of Shares                  (Instr. 5)

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Series A Preferred Stock         (1)                   Common Stock      1,000,000    1:1(2)        I
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Series C Preferred Stock         (1)                   Common Stock        740,741    1:1(2)        I
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Series E Preferred Stock         (1)                   Common Stock      1,602,564    1:1(2)        I
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Common Stock Warrant
(Right to Buy)(3)                04/01/99    (4)       Common Stock        223,125    $0.45         I
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Explanation of Responses:

(1)   These securities are owned directly by Vulcan Ventures Incorporated ("VVI") and indirectly by Paul G. Allen, the sole shareholder of VVI.

* Form 3 is being filed in anticipation of Issuer's initial registration statement under the Securities Act of 1934 becoming effective and the simultaneous effectiveness of the registration statement for the applicable stock under the Securities
  Act of 1933.

(1) Immediately prior to the closing of the IPO, all of the preferred stock will convert into common stock.
(2) The price of these shares will be the price of the Issuer's common stock upon effectiveness of the IPO, which is currently anticipated to be approximately $11.00.
(3) This warrant will be exercised upon closing of the IPO through a net exercise feature at the warrant exercise price, which is $0.45.
(4) This warrant expires upon closing of the IPO.

                                                                                --------------------------------          ----------
                                                                                **Signature of Reporting Person            Date
                                                                                William D. Savoy as Attorney-in
                                                                                Fact for Paul G. Allen pursuant
                                                                                to a Power of Attorney filed with
                                                                                the Reporting Persons' Schedule 13G
                                                                                for Pathogenesis, Inc. on August 30,
                                                                                1999 and incorporated herein by
                                                                                reference.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.
  If space provided is insufficient, See Instruction 6 for procedure.                                                SEC 1473 (3-99)
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                            JOINT FILER INFORMATION

Name:                   Vulcan Ventures Incorporated

Address:                110-110th Avenue N.E.
                        Bellevue, WA 98004

Designated Filer:       Paul G. Allen

Issuer & Ticker Symbol: ROSETTA INPHARMATICS, INC. ("RSTA")
Date of Event
Requiring Statement:    August 2, 2000

Signature:              VULCAN VENTURES INCORPORATED

                        By: /s/ William D. Savoy
                            --------------------------------
                            William D. Savoy, Vice President




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